SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM N-8A/A

NOTIFICATION OF AMENDMENT TO REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENTCOMPANY ACT OF 1940

        The undersigned investment company (formerly known as Hillier Capital Management Funds Trust) hereby notifies the Securities and Exchange Commission that it is amending its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of amendment to its registration submits the following information:

Name:

Hillier Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

36 West 8th Street Suite 210 Holland, Michigan 49423

Telephone Number (including area code):

(616) 796-6659

Name and Address of Agent for Service of Process:

Michael Smorch 36 West 8th Street Suite 210 Holland, Michigan 49423

Check Appropriate Box:

The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes [X] No [_]

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Holland and State of Michigan on the 27th day of August, 2004.

HILLIER FUNDS TRUST
(Name of Registrant)
Attest: /s/ Zachary DeJonge	By: /s/ Michael Smorch
Zachary De Jonge	Michael Smorch
Secretary	President